EXHIBIT 4.7

American News Publishing Rescission Letter

Grant Atkins
Morgan Creek Energy
10120 S. Eastern Ave.,
Suite 200
Henderson, Nevada
89052


January 9, 2006

Dear Mr. Atkins,

I am in receipt of your letter dated December 15, 2005 regarding your request to cancel the intended advertising contract for Morgan Creek Energy with American News Publishing.

I regret that you are unable to complete this program. Based on this request, this notice is provided as an official cancellation of the contract. American News Publishing will refund the monies advanced toward the program in the amount of $200,000.00 USD. Therefore, the total refund will be issued to Morgan Creek Energy in the amount of $200,000.00 USD on or before February 15, 2006.

I invite you to contact me with any questions or concerns.

Regards,

/s/AMERICAN NEWS PUBLISHING

/s/Richard Elliot-Square
Publisher